

Mail Stop 7010

June 7, 2006

Mr. Terry J. McClain
Valmont Industries, Inc.
One Valmont Plaza
Omaha, Nebraska 68154-5215

>   RE: Valmont Industries, Inc.
>   Form 10-K for the fiscal year ended December 31, 2005
>   Filed March 14, 2006
>   File # 1-31429

Dear Mr. McClain:

    We have reviewed your response letter dated May 8, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2005

Note 1 – Summary of Significant Accounting Policies – Principles of Consolidation, page 47

1. We note your response to comment 2 from our previous comment letter dated April 12, 2006 and disagree with your assessment that book overdrafts should be presented as an operating activity in your statements of cash flows. To reflect your cash overdrafts as operating cash inflows is, in effect, to reinstate outstanding checks as though they had not been issued. Please quantify for us the amount of cash overdrafts that you included as operating cash inflows for each period for which you presented a statement of cash flows in your 10-K, and for each period for which you presented a statement of cash flows in your March 31, 2006 Form 10-Q. If these amounts are material, please amend these filings; otherwise, please confirm to us that you will revise your cash flow statements in future periodic filings to present cash overdrafts as financing activities.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3768.
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Sincerely,

John Cash
Accounting Branch Chief
Senior Assistant Chief Accountant